October 12, 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Rielder and Gregory S. Belliston
Mail Stop 3-9
Washington, D.C. 20549

Re:	Akorn, Inc. Registration Statement on Form S-1 File Number 333-119168

Dear Messrs. Riedler and Belliston:

On behalf of Akorn, Inc., the registrant, we submit this letter in response to the comments of the Staff contained in its comment letter dated October 1, 2004, with respect to the above referenced registration statement. The Staff’s comments are set forth in their entirety in italicized type in this letter. The registrant’s response immediately follow each of the Staff’s comments.

We have enclosed two courtesy copies of the registration statement marked to show changes referred to below as well as certain other changes and additions, and two copies of the registration statement that are not marked to show changes.

Selling Stockholder, page 19

COMMENT 1: On the cover page of your registration statement, you state that you are registering the sale of 62,213,463 shares. However, the prospectus cover page states only 59,442,581 shares, and the selling stockholders table on pages 20-21 identifies only 59,442,580 shares. Please be aware that although your selling stockholders table does not need to identify all sellers pre-effectively, any sellers added after effectiveness will need to be identified in a post-effective amendment, not a prospectus supplement. The only exception, in which a prospectus supplement may be used to identify new sellers, is if the new sellers acquired their shares through a transfer from a seller who was identified pre-effectively.

     Response: The difference between the number of shares set forth on the prospectus cover page (59,442,581 shares) and the number of shares set forth on the selling stockholders table on pages 20-21 (59,442,580 shares) is attributable to a rounding inconsistency as to the number of shares held by a selling stockholder. We have corrected this inconsistency.

Securities and Exchange Commission
Messrs. Riedler and Belliston
October 12, 2004

     The 62,213,463 shares set forth on the cover page of the registration statement includes the number of shares of common stock estimated to be issuable in satisfaction of accrued and unpaid dividends upon conversion of shares of preferred stock from July 1, 2004 through June 30, 2005, and accrued and unpaid interest upon conversion of the convertible notes from September 1, 2004 through August 31, 2005. The 59,442,581 number did not include all of such shares of common stock.

     In accordance with telephone discussions with Mr. Belliston on October 5, 2004, because dividends on the preferred stock, although accrued daily, are payable in cash at the end of each quarter, and if not paid in cash, only then are such accrued dividends convertible into shares of common stock, we decreased the amount of securities to be registered from 62,213,463 to 61,778,323. The 61,778,323 number only includes the number of shares of common stock issuable in satisfaction of accrued and unpaid dividends through the end of the second quarter of 2005. The 62,213,463 number included the daily accrual of dividends on the preferred stock through August 31, 2005.

     Further, in accordance with telephone discussions with Mr. Belliston on October 5, 2004, we revised the “Number of Shares Offered” column in the selling stockholders table on pages 20-21 to allocate the respective portion of the amount of accrued and unpaid dividends upon conversion of shares of preferred stock from July 1, 2004 through June 30, 2005, and accrued and unpaid interest upon conversion of the convertible notes from September 1, 2004 through August 31, 2005, to each selling stockholder as appropriate. We also revised the language in footnote 2 to the selling stockholders table on page 21 to reflect that the number of shares offered by each selling stockholder represents such number of shares.

COMMENT 2: In the first two paragraphs of this section, where you summarize the origins of the shares being offered, it appears that you have not included the 2,770,882 shares issuable pursuant to dividends and accrued interest, as noted in footnote (2) to the table on page 21, Please include these shares in this discussion. Furthermore, we note that if you add these 2,770,882 shares to the 59,496,181 mentioned in the first two paragraphs, the total is 62,267,063 shares, which is 53,600 shares more than the 62,213,463 shares you have registered. Please explain this difference to us, and revise your registration statement as appropriate.

     Response: We revised the first two paragraphs such that the numbers set forth in such paragraphs include the shares issuable pursuant to accrued and unpaid dividends and interest.

     The inconsistency between the 62,267,063 number and the 62,213,463 number is that we inadvertently included an additional 53,600 shares in the second paragraph of this section. In

Securities and Exchange Commission
Messrs. Riedler and Belliston
October 12, 2004

other words, the 8,453,352 number set forth in clause (b) of the second paragraph should have be 8,399,752, which is the sum of (1) 8,155,733, the total number of shares issuable upon exercise of the Series A Warrants, and (2) 244,019, the total number of shares of common stock issued to JRJAY Public Investments, LLC upon exercise of its Series A Warrants which are being registered. We made revisions accordingly.

COMMENT 3: If any selling stockholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is if the broker-dealer received their securities as compensation for underwriting activities. Please advise us of the broker-dea1er status of the selling stockholders and revise the prospectus accordingly.

     Response: To our knowledge, only one selling stockholder, Morgan Stanley & Co., is a broker-dealer. Morgan Stanley & Co. did not receive its securities being registered under this registration statement as compensation for underwriting activities. Accordingly, we revised the prospectus to state that Morgan Stanley & Co. is an underwriter.

COMMENT 4: In addition, if a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling stockholder purchased in the ordinary course of business; and
•	at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling stockholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling stockholder is an underwriter. Please revise the prospectus as appropriate.

     Response: To our knowledge, only one selling stockholder, Millennium Partners, L.P., is an affiliate of a broker-dealer. Appropriate revisions have been made in accordance with your comment.

Plan of Distribution, page 24

COMMENT 5: In the first paragraph on page 25, you state that selling stockholders who are broker-dealers “may be” underwriters. Please revise this language to state that they “are” underwriters.

     Response: Revision made.

Securities and Exchange Commission
Messrs. Riedler and Belliston
October 12, 2004

Signatures, page II-9

COMMENT 6: We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form S-1. If Jeffrey A. Whitnell, the CFO. also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 21 to the Signatures section of Form S-1.

     Response: We added the signature of Jeffrey A. Whitnell, the registrant’s CFO, who also serves as the registrant’s principal accounting officer, in the amended filing.

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The registrant would appreciate receiving any comments you may have concerning the foregoing responses and the registration statement at your earliest convenience. Please direct any such comments to the undersigned, telephone 619-699-2526, facsimile, 619-645-5339.

Sincerely,

/s/ Kurt L. Kicklighter

Kurt L. Kicklighter

cc:	Arthur S. Przybyl Jeffrey A. Whitnell